

June 15, 2023

Brian Markison
Chief Executive and Director and Principal Financial Officer
RVL Pharmaceuticals plc
400 Crossing Boulevard
Bridgewater, NJ 08807

> **Re: RVL Pharmaceuticals plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 20, 2023**
> **File No. 001-38709**

Dear Brian Markison:

We have reviewed your May 25, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to the Consolidated Financial Statements
Note 5. Revenue, page 91

1. Refer to your response to comment 3. You state that Eversana assumes legal title to the product at the time of shipment to the end customer practitioner while the product is in transit to the end customer practitioner. Please address the following:
   - With respect to identifying the customer,
     - ° Clarify to us when title of the product transfers from you to Eversana.
     - ° Tell us why transfer of title does not preclude Eversana from being considered the customer pursuant to ASC 606-10-15-3.
     - ° Tell us the nature of the contract the end customer practitioner enters into with you to purchase the product.

- ◦ Confirm to us that Eversana does not pay you for the goods shipped to them or is not obligated to pay you if the end practitioner does not pay.
- Tell us if Eversana has inventory risk before the product is transferred to the end customer practitioner. Refer to ASC 606-10-55-39b.
- Tell us who has primary responsibility for fulfilling the order and why. Refer to ASC 606-10-55-39a.
- Tell us when your performance obligations under the contract have been satisfied and why.
- Provide us a detailed example of each step of the process from how the end customer practitioner places the order to how the end customer practitioner pays for the order. In particular, tell us Eversana's role in the process. Address if the end customer practitioner places the order directly with you or through Eversana.

2. Refer to your response to comment 4 and Exhibit B as well as your current disclosure in Notes 2 and 5 to the consolidated financial statements. Please confirm that you will revise your accounting policy disclosure in future filings to describe your revenue recognition policy as it relates to each type of fulfillment arrangement (e.g., Pharmacy, Direct Dispense and Virtual Inventory.)

  You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences